Long Beach Mortgage Company ("LBMC") anticipates that the predatory lending representations included in the transaction documents for LBMC 2006-5 will be substantially similar to the predatory lending representations included in the transaction documents for LBMC 2006-4. LBMC also anticipates that certain of these representations will be revised in the transaction documents for LBMC 2006-5 to comply with the recent changes in the investment requirements of Fannie Mae and Freddie Mac. These changes are currently being finalized with both institutions.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this e-mail communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling toll-free 1-800-667-9596.

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